SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Superior Industries international, inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
868168105
(CUSIP Number)
Steven J. Borick 2707 Kipling Street Houston, Texas 77098
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
4/23/2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐. ⁮

CUSIP No. 251591103	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Steven J. Borick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 755,100* (see Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,992,046 (see Item 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 755,100* (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,992,046 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,747.146* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IND

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5

CUSIP No. 251591103	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS The Nita Borick Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
	7	SOLE VOTING POWER 0 (see Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 100 (see Item 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 100 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 251591103	SCHEDULE 13D	Page 4 of 9 Pages
1	NAME OF REPORTING PERSONS The Louis L. Borick Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
	7	SOLE VOTING POWER 0 (see Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,943,946 (see Item 5)
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,943,946 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,946 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.00% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 251591103	SCHEDULE 13D	Page 5 of 9 Pages
Item 1.	Security and Issuer

The class of securities to which this Schedule 13D/A relates is the common stock, no par value (the "Common Stock"), of Superior Industries International, Inc., a California corporation (the "Issuer"). The address of the Issuer's principal executive office is 7800 Woodley Avenue, Van Nuys, California 91406.

Item 2.	Identity and Background.

This filing amends that certain Schedule 13D filed on June 7, 2012, as amended by that certain Schedule 13D Amendment No. 1 filed by the Reporting Persons on January 10, 2013 and that certain Amendment No. 2 filed by the Reporting Persons on May 20, 2014 and that Schedule 13D Amendment No. 3 as filed on July 18, 2014 and that Schedule 13D Amendment No. 4 as filed on March 3, 2015. This Schedule 13D Amendment No.5 (“Amendment No. 5”) is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

a.           Steven J. Borick is an investor. He is a former director and chief executive officer of the Issuer. He retired from his full-time employment with the Issuer effective March 31, 2014 and resigned from Issuer’s board of directors on April 29, 2014. His business address is 2707 Kipling Street Houston, Texas 77098.

b.           The Nita Borick Management Trust (the "Trust") is a revocable trust formed under the laws of the state of Nevada of which Mr. Borick is the sole trustee. Mr. Borick disclaims beneficial ownership of all shares owned by the Trust.

c.           The Louis L. Borick Foundation (the "Foundation") is a private California foundation of which Mr. Borick is the president. Mr. Borick, Robert Borick and Linda Borick Davidson are the directors of the Foundation. The principal address of the Foundation is 2707 Kipling Street Houston, Texas 77098. Mr. Borick disclaims beneficial ownership of all shares owned by the Foundation.

d.           During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.           Mr. Borick is a citizen of the United States of America. The Trust is a revocable trust formed under the laws of the state of Nevada. The Foundation is a private foundation formed in California.

Although this filing is being made jointly by the Reporting Persons pursuant to the Joint Filing Agreement filed herewith, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP No. 251591103	SCHEDULE 13D	Page 6 of 9 Pages

Item 4.	Purpose of Transaction.

Since the date on which Amendment No. 4 was filed the Trust disposed of an additional 247,900 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)           On April 23-2015, there were 26,944,247 shares of Common Stock outstanding (based on the Proxy filed by the issuer with the SEC on March 30-2015).

(b)           Ownership of Common Stock by the Reporting Persons is as follows:

(i) Mr. Borick holds 100 shares of Common Stock and vested and exercisable Options to purchase 755,100 shares of Common Stock. Mr. Borick has sole voting and dispositive power over the Common Stock and Common Stock issuable upon exercise of the Options. In addition, Mr. Borick may be deemed to have shared voting and dispositive power with respect to: (a) 8,000 shares of Common Stock held by the Blake Mills Davidson Trust, of which Mr. Borick is the sole trustee and (b) 40,000 shares of Common Stock held by the Liatis Foundation, of which Mr. Borick is the President and a member of the board of directors.

(ii) 100 shares of Common Stock are held by the Trust. Mr. Borick has sole voting and dispositive power over the Common Stock held by the Trust but disclaims beneficial ownership of all Common Stock held by the Trust.

(iii) 2,943,946 shares of Common Stock are held by the Foundation. Mr. Borick shares voting and dispositive power over the Common Stock held by the Foundation with Robert Borick and Linda Borick Davidson but disclaims beneficial ownership of all Common Stock held by the Foundation.

The voting and dispositive power of the Reporting Persons is summarized below:

	Steven J. Borick	The Trust	The Foundation
Sole Voting and Dispositive Power	755,100	0	0
Shared Voting and Dispositive Power	3,747,146	100	2,943,946

(c)           The following list sets forth all transactions in the Issuer’s Common Stock conducted by the Reporting Persons preceding the filing of Amendment No. 5:

On March 3, 2015, the Trust sold 24,000 shares of Common Stock in market transactions at an average price of $19.49 per share.

On March 4, 2015 the Trust sold 2,000 shares of Common Stock in market transactions at an average price of $19.08 per share.

On March 5, 2015 the Trust sold 10,000 shares of Common Stock in market transactions at an average price of $19.11 per share.

CUSIP No. 251591103	SCHEDULE 13D	Page 7 of 9 Pages

On March 9, 2015, the Trust sold 12,000 shares of Common Stock in market transactions at an average price of $19.18 per share.

On March 19, 2015, the Trust sold 5,000 shares of Common Stock in market transactions at an average price of $18.64 per share.

On March 20, 2015, the Trust sold 67,000 shares of Common Stock in market transactions at an average price of $19.10 per share.

On March 30, 2015, the Trust sold 18,000 shares of Common Stock in market transactions at an average price of $19.27 per share.

On April 1, 2015, the Trust sold 2,000 shares of Common Stock in market transactions at an average price of $19.03 per share.

On April 2, 2015, the Trust sold 28,000 shares of Common Stock in market transactions at an average price of $19.11 per share.

On April 15, 2015, the Trust sold 30,000 shares of Common Stock in market transactions at an average price of $19.47 per share.

On April 16, 2015, the Trust sold 25,000 shares of Common Stock in market transactions at an average price of $19.43 per share.

On April 20, 2015, the Trust sold 24,900 shares of Common Stock in market transactions at an average price of $19.47 per share.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 10, 2013, by and among Steven J. Borick, the Nita Borick Management Trust and the Louis L. Borick Foundation.

CUSIP No. 251591103	SCHEDULE 13D	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015

STEVEN J. BORICK

/s/ Steven J. Borick

NITA BORICK MANAGEMENT TRUST

By:	/s/ Steven J. Borick
Steven J. Borick, Trustee

LOUIS L. BORICK FOUNDATION

By:	/s/ Steven J. Borick
Steven J. Borick, President and Director